December 5, 2005	Writer's Direct Number: (317) 236-2289 Direct Fax: (317) 592-4666 Internet: Stephen.Hackman@icemiller.com

VIA EDGAR AND FEDERAL EXPRESS

Pamela A. Long, Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010

  Re:
  Obsidian Enterprises, Inc. (the "Company")
  Amendment No. 2 to Schedule 13E-3
  Filed by the Filing Persons on November 1, 2005
  File No. 5-40250

Dear Ms. Long:

        On behalf of our clients, the Filing Persons named in the above-referenced filing, this letter responds to the Staff's comments on the above-referenced filing ("Amendment No. 2") provided to Timothy S. Durham by letter dated November 30, 2005. For your convenience, the subheadings and order of responses set forth below correspond with the subheadings and order set forth in the Staff's comment letter. The Staff's comments are in bold. Also enclosed are three copies of Amendment No. 3 to Schedule 13E-3 ("Amendment No. 3") marked to show changes from Amendment No. 2. Unless otherwise noted below, the Staff's comments have been addressed in Amendment No. 3. Capitalized terms used in this letter have the meanings ascribed thereto in Amendment No. 3, unless otherwise defined herein.

FORM 13E-3/A FILED NOVEMBER 1, 2005

General

1.
Please file your letter to us dated September 16th as correspondence under the company's filing number.

  Our letter dated September 16, 2005 was filed as correspondence under the Company's filing number on December 5, 2005.

Special Factors, page 10

Background of the Transaction, page 10

2.
Please disclose whether the company's material weaknesses in its internal controls and procedures, as disclosed in the Form 8-K dated October 20th, was considered by the company and the Filing Persons in discussing whether or not to go private.

  In its Form 8-K filed October 20, 2005, the Company disclosed that its former independent public accountant, McGladrey & Pullen, LLP ("M&P"), reported material weaknesses in the Company's internal controls and procedures in both its Report to the Audit Committee dated February 12, 2004 (the "2003 Report") and its Report to the Audit Committee dated February 11, 2005 (the "2004 Report" and, collectively with the 2003 Report, the "Reports"). In summary, the Reports noted material weaknesses arising from a lack of financial control infrastructure at the Company and certain of its subsidiaries, a lack of segregation of duties of accounting personnel, the ineffectiveness of certain accounting recording systems, and a lack of supervisory functions. The Company's lack of accounting staff was a contributing factor in many of these material weaknesses noted by M&P in the Reports and disclosed in the Form 8-K.

  In considering whether to appoint a special committee to review whether the Company should take itself private, the Company's board of directors did not specifically discuss the material weaknesses in internal controls as described in the Form 8-K. However, as was previously disclosed on pages 10 and 11 of Amendment No. 2(1), the board did discuss the estimated costs that would be associated with the Company becoming compliant with Section 404 of the Sarbanes-Oxley Act of 2002 and the legal and accounting fees that were associated with being a public company versus similar costs for a private company. Additionally, the board discussed the fact that the Company has a very limited accounting staff, which would make compliance with Section 404 more challenging. The board of director's discussion of the costs of compliance with Section 404 included the fact that the Company would be required to spend significant amounts to create and document the controls and procedures as required by Section 404, as well as to possibly increase its accounting staff. To the extent that the material weaknesses noted in the Reports may have made the board aware of the limitations of the Company's accounting staff and the increasing difficulty of maintaining internal controls, they could be said to have been part of the board's consideration, but neither the material weaknesses nor the Reports were referenced by the board in their discussions surrounding the appointment of a special committee and the board did not make any direct link between the material weaknesses and their consideration of whether the Company should go private.

  The Filing Persons also did not discuss the material weaknesses in considering whether or not to take the Company private. As was disclosed on page 11 of Amendment No. 2, certain of the Filing Persons attended the meetings of the board of directors and believed that the reasons discussed by the board, including the costs and difficulties of compliance with Section 404, justify taking the Company private. The Filing Persons did not have any other discussions in which the material weaknesses or the Reports were discussed.

  Since the material weaknesses were not expressly considered by the board of directors or the Filing Persons, no change has been made to Amendment No. 3 in response to this comment.

3.
We note your response to prior comment 7. Although you state that the Special Committee's purpose was not to evaluate the going private transaction proposed by the Filing Persons, please explain why they did not consider it necessary to evaluate the fairness of the transaction.

  The special committee did not consider it necessary to evaluate the fairness of the proposed transaction, because the purpose of the special committee was to evaluate whether or not the Company should take any action to cause itself to become private. The special committee was not formed to evaluate an offer by the Filing Persons (or any other third party) to take the Company private. Amendment No. 3 has been revised on pages 10, 11 and 12 to clarify the purpose of the special committee.

  The Filing Persons supplementally advise the Staff that, following the February 10, 2005 conference call with the members of the special committee, the Filing Persons did not present the terms of the proposed transaction for the approval or consideration of the board of directors of the Company. In fact, the board of directors became aware of the terms only by the filing of the Schedule 13E-3 on July 7, 2005. Amendment No. 3 has been revised on page 12 to clarify these events. Additionally, following public disclosure of the terms of the proposed transaction, the board of directors was not asked by the Filing Persons to consider the proposed transaction and did not take any action to reconvene the special committee or take any position relative to the proposed transaction because the terms of the proposed transaction did not require any such action.

(1)
Unless otherwise indicated, information that was disclosed in Amendment No. 2 is located on the same page in Amendment No. 3.

4.
We note your response to prior comment 11. You state that the purpose of the Special Committee was to determine whether a going private transaction was in the best interests of Obsidian, the form of the transaction and the consideration to be paid in such a transaction. Therefore, it appears that evaluating the transaction proposed by the Filing Persons would encompass this purpose. Please clarify. Also explain if the special committee had ever considered the proposed transaction prior to the telephone call dated February 10th and whether the special committee members ever voiced any disagreement relating to the proposed transaction or whether the special committee believed that the company should consider other alternatives.

  Amendment No. 3 has been revised on pages 10, 11 and 12 to clarify that the purpose of the special committee was to evaluate whether or not the Company should take any action to cause itself to become private. The special committee was not formed to evaluate an offer by any third party (including the Filing Persons) to take the Company private. Amendment No. 3 has also been revised on page 11 to disclose that the February 10 conference call was the first time that Mr. Durham discussed the possibility of taking independent action to consummate a going private transaction. During the February 10 conference call, the special committee did not voice any disagreement relating to the transaction structure that Mr. Durham suggested he would pursue and did not state any belief that the Company should continue to consider other alternatives. Since the filing of the original Schedule 13E-3 on July 7, 2005, no member of the special committee has voiced any agreement or disagreement relating to the proposed transaction and has not stated whether such member believes that the Company should consider other alternatives.

Fairness of the Transaction, page 19

The Filing Persons believe that the consideration of $1.85 per share being offered is fair from a financial point of view to members of the Black Rock Class, page 20

5.
We note your response to prior comment 19. However, we note that the company's shares were trading at $1.90 as recently as last month. Please quantify and provide the Filing Person's analysis to support their belief that the lower prices are a trend. Please address these matters in your discussion of fairness to security holders in the minority class as well.

  Amendment No. 3 has been amended on pages 21 (discussing fairness to members of the Black Rock Class) and 25 (discussing fairness to members of the Minority Class), under the subheading "Historical and Current Trading Prices," to disclose that the Filing Persons have adopted Goelzer's analysis in support of the statement that deteriorating prices are a trend. Specifically, Amendment No. 3 has been revised to disclose, "In determining the cash consideration to be offered for shares of Obsidian common stock, the Filing Persons considered that shares have traded at much higher prices over the course of the previous two years. In response to this concern, the Filing Persons have adopted Goelzer's analysis of the recent trading prices as more fully described in 'Fairness Opinion of Financial Advisor—Recent Trading History.' Goelzer's analysis states that market data revealed a trend of deteriorating prices in the market that was not necessarily evident when comparing trading averages and that, during the twelve months ended July 6, 2005 (the day prior to the public disclosure of the $1.85 per share price), Obsidian's trading price declined 7%. Please refer to 'Fairness Opinion of Financial Advisor—Recent Trading History' for additional information on Goelzer's analysis of Obsidian's historical stock prices."

  In addition, Amendment No. 3 has been revised on pages 22 and 25 to disclose that, since the time that the $1.85 cash consideration was publicly announced, shares of Obsidian common stock have traded at prices ranging from $1.30 to $2.25. Trading at prices above the $1.85 cash consideration offered in the proposed transaction has been very limited. Specifically, on October 10, 2005, 200 shares traded at $1.90 per share and in early December 2005 a total of 4,400 shares were traded at prices as high as $2.25 per share. Furthermore, trading volume has generally been very limited, with trades of shares of Obsidian common stock having been made on only 32 of the 105 trading days between July 6, 2005 and December 2, 2005. This limited trading above the amount of the $1.85 cash consideration does not, by itself, indicate to the Filing Persons that Goelzer's analysis of the trend of deteriorating prices is invalid or that the Filing Persons should not continue to adopt and rely upon that analysis in determining the fairness of the price to be paid to shareholders in both the Black Rock Class and the Minority Class.

Historical and Current Trading Prices, page 21

6.
Please update the average trading price for the 30 days ending June 13th to a more recent date. Update also in other applicable places in the filing.

  Amendment No. 3 has been revised throughout to provide that $1.85 represents a 37% premium over the average trading price for the 30 days ending July 6, 2005 (the day prior to the public announcement of the price), which the Filing Persons believe is material due to the fact that both Goelzer and the Filing Persons looked at the premiums prior to the public announcement in setting the price of $1.85 per share. Amendment No. 3 has been revised throughout to disclose that the 37% premium was the premium prior to the public disclosure of the $1.85 per share price and also to disclose that the price represents a premium of 4.36% over the average trading price for the 30 days ending December 2, 2005, or, as necessary, some more recent date.

The filing persons considered the fact that there is a lack of procedural safeguards..., page 25

7.
We note disclosure in response to prior comment 24 that Goelzer was engaged by the Filing Persons to provide a valuation and opinion and was not chosen or approved by the special committee. As such, please remove references throughout your document stating that Goelzer was "independent."

  References throughout the document stating that Goelzer is "independent" have been removed from Amendment No. 3.

  Please do not hesitate to contact me if you have any questions or concerns about any of the responses contained in this letter or if you need any additional information.

Very truly yours,
ICE MILLER
/s/ Stephen J. Hackman
cc:
Timothy S. Durham